Exhibit I
IN THE COURT OF CHANCERY OF THE
STATE OF DELAWARE

LIBERTY SHIPPING GROUP LLC AND
PROJECTION LLC,

Plaintiffs,

v.

INTERNATIONAL SHIPHOLDING CORPORATION,
NIELS M. JOHNSEN, ERIK L. JOHNSEN, NIELS W.
JOHNSEN, ERIK F. JOHNSEN, EDWIN A.
LUPBERGER, EDWARD K. TROWBRIDGE, H.
MERRITT LANE III, T. LEE ROBINSON, JR. AND
JAMES J. McNAMARA,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.
VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
          Plaintiffs Liberty Shipping Group LLC (“Liberty”) and Projection LLC (“Projection”) (collectively, “Plaintiffs”), by and through their undersigned attorneys, allege for their Complaint against International Shipholding Corporation (“ISH” or the “Company”), Niels M. Johnsen, Erik L. Johnsen, Niels W. Johnsen, Erik F. Johnsen, Edwin A. Lupberger, Edward K. Trowbridge, H. Merritt Lane III, T. Lee Robinson, Jr. and James J. McNamara (the “Director Defendants”) (collectively, “Defendants”) as follows:
SUMMARY AND NATURE OF THIS ACTION
          1. This action seeks declaratory and injunctive relief to, among other things, compel Defendants to fulfill their fiduciary duties in connection with Liberty’s proposal to acquire (through its wholly-owned subsidiary) all of the outstanding common stock of ISH.
          2. ISH has been under the control of the Johnsen family since the Company was formed more than sixty years ago. Four members of the Johnsen family currently serve on

ISH’s nine member Board of Directors (the “Board”), and the Johnsen family owns approximately 29% of the outstanding shares of ISH. The Johnsen family has abused its position of control over ISH by appointing purportedly independent directors to the Board who are in fact loyal to the Johnsen family. These “independent” directors have refused to take any action at odds with the immediate interests of the Johnsen family, notwithstanding the adverse impact to other stockholders.
          3. Liberty first contacted ISH’s Chairman and Chief Executive Officer (“CEO”), Niels M. Johnsen, concerning a proposed business combination on June 10, 2008. Tellingly, on information and belief, Mr. Johnsen did not retain independent financial or legal advisers. On information and belief, he failed even to inform ISH’s full Board of Liberty’s proposal. Instead, on information and belief, he rejected Liberty’s proposal after consulting with immediate members of the Johnsen family, all of whom had little interest in giving up their positions of control with the Company and consequent remuneration.
          4. On September 2, 2008, Liberty formally offered to acquire all of ISH’s outstanding common stock at a price of $25.75 per share (the “Offer”). The Offer represented a premium of 27% over ISH’s closing price of $20.25 on August 29, 2008, the last trading day prior to the public announcement of the Offer.
          5. Among ISH’s responses was to form a “Special” Committee, purportedly comprised of independent directors, but in fact comprised of hand-picked directors loyal to the Johnsen family.
          6. Predictably, the Special Committee has been a model of inaction. Although appointed over eight weeks ago, the Special Committee, on information and belief, has yet to make a recommendation to the Board concerning the Offer. Moreover, the Special

Committee took over a month to retain independent financial and legal advisers, and even more egregiously, initially attempted to retain ISH’s investment banking adviser as an “independent” adviser.
          7. From the time that Liberty first contacted ISH, ISH has refused to negotiate with Liberty. Instead, ISH’s Board has embarked on a campaign of delay intended to ensure the continued control of ISH by its current executive management and the Board, notwithstanding the Board’s and officers’ fiduciary obligations to ISH’s stockholders.
          8. On information and belief, the ISH Board’s delaying tactics are intended, among other things, to allow the Johnsen family time to formulate its own management buyout proposal.
          9. Liberty seeks to acquire ISH through a premium transaction that is non-coercive and non-discriminatory. The transaction does not pose a threat to the interests of ISH’s stockholders. To the contrary, the transaction will maximize the value of ISH’s outstanding common shares, and for that reason, is in the best interest of ISH’s stockholders.
          10. In light of the non-coercive nature of the premium Offer and its substantial value to ISH stockholders, ISH’s refusal to negotiate constitutes an unreasonable response to the proposed transaction in violation of Defendants’ fiduciary duties to the ISH stockholders.
THE PARTIES
          11. Plaintiff Liberty is a limited liability company organized under Delaware law. Liberty and its affiliates are headquartered in Lake Success, New York, and have owned and operated U.S. flag and foreign flag vessels since 1988. Liberty currently owns and operates six U.S. flag dry bulk vessels. Liberty also operates a 2005-built Pure Car Truck Carrier (“PCTC”), which is enrolled in the U.S. Government’s Maritime Security Program, through

Liberty Global Logistics LLC, its logistics subsidiary. Liberty also has two PCTC’s on order to be constructed in Korea for delivery in 2009 and 2010.
          12. Plaintiff Projection is a wholly-owned subsidiary of Liberty organized under Delaware law in order to acquire and hold shares of ISH common stock and to take other actions in connection therewith. Projection has not engaged, and is not expected to engage, in any business other than in connection with the acquisition of shares of ISH, and any possible future consent or proxy solicitation. Projection’s principal executive offices are the same as those of Liberty. Projection beneficially owned 652,100 shares of ISH stock as of November 6, 2008.
          13. Defendant ISH is a publicly-held corporation organized and existing under Delaware law, with its principal executive offices located in Mobile, Alabama. ISH through its subsidiaries operates a fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers. ISH’s common stock is traded on the New York Stock Exchange under the symbol “ISH.”
          14. Defendant Niels M. Johnsen (“Niels Johnsen”) has been a director of ISH since 1988 and is the Company’s Chairman of the Board and CEO.
          15. Defendant Erik L. Johnsen (“E.L. Johnsen”) has been a director of ISH since 1994 and is the President of the Company.
          16. Defendant Niels W. Johnsen (“N.W. Johnsen”) has been a director of ISH from 1979 and was formerly the Company’s Chairman of the Board and CEO from ISH’s formation in 1979 until he retired in 2003. N.W. Johnsen founded one of the Company’s principal subsidiaries in 1947.

          17. Defendant Erik F. Johnsen (“E.F. Johnsen”) has been a director of ISH since 1979 and was formerly the Company’s Chairman of the Board and CEO from 2003 until he retired in 2007, and was also previously President and Chief Operating Officer. E.F. Johnsen founded one of the Company’s principal subsidiaries in 1947.
          18. Defendant Edwin A. Lupberger (“Lupberger”) has been a director of ISH since 1988. Although a director for over 20 years, Lupberger owns just 3,000 shares of the Company’s common stock. Further, Defendant Lupberger was a director of First Commerce Corporation during part of Defendant E.F. Johnsen’s period of service.
          19. Defendant Edward K. Trowbridge (“Trowbridge”) has been a director of ISH since 1994. Trowbridge owns just 625 shares of the Company’s common stock. Defendant Trowbridge served, at various intervals between 1985 and 1993, as President, Chief Operating Officer, CEO, and Chairman of the Board of Atlantic Mutual Companies (“Atlantic”). Defendant N.W. Johnsen was a director of Atlantic until 1996, and Defendant N.M. Johnsen has been a trustee and director of Atlantic since 2002.
          20. Defendant H. Merritt Lane III (“Lane”) has been a director of ISH since 2004. Lane does not own any ISH stock. Lane has served as a director and as the President and CEO since 1994 of Canal Barge Company, Inc., which is paid to provide services to ISH.
          21. Defendant T. Lee Robinson, Jr. (“Robinson”) has been a director of ISH since April 30, 2008. Robinson does not own any ISH stock.
          22. Defendant James J. McNamara (“McNamara”) has been a director of ISH since July 30, 2008. McNamara does not own any ISH stock.

          23. The Director Defendants are in a fiduciary relationship with Plaintiffs and the other public stockholders of ISH and owe them the highest obligations of care, loyalty, candor, good faith and fair dealing.
BACKGROUND
A.	The Johnsen Family Maintains Control Over ISH
          24. ISH originally was founded as Central Gulf Steamship Corporation in 1947 by N.W. Johnsen, E.F. Johnsen and their father, Niels F. Johnsen. Central Gulf Steamship was privately held until 1971 when it merged with Trans Union Corporation (“Trans Union”). In 1978, the Company was formed to act as a holding company for Central Gulf Steamship and certain other affiliated companies in connection with the 1979 spin-off by Trans Union of the Company’s common stock to Trans Union’s stockholders.
          25. Although ISH is publicly held, the Johnsen family maintains control over the Company. The elder Johnsen brothers, N.W. Johnsen and E.F. Johnsen, were the top two executive officers of ISH from 1979 to 2003 (for N.W. Johnsen) and 2007 (for E.F. Johnsen) before handing over control of the Company to their respective sons, Niels Johnsen and E.L. Johnsen. Numerous other Johnsen family members occupy positions of power within the Company. Another of E.F. Johnsen’s sons, R. Christian Johnsen, is ISH’s corporate secretary and a partner of, and member of the Board of Directors of, the law firm of Jones, Walker, Waechter, Poitevant, Carrere and Denegre LLP, which has represented ISH since its inception. E.F. Johnsen’s son-in-law, James M. Baldwin, also works for ISH. The elder Johnsens, N.W. and E.F., have continued to profit from the Company through lucrative consulting agreements they each entered into with ISH after retiring from active management of the Company.
          26. The Johnsen family collectively owns 2,093,382 shares, or 29% of the total number of ISH shares outstanding. This includes 80,000 shares of ISH restricted stock granted by the Compensation Committee to the younger Johnsens, Niels and E.L., on April 30, 2008. ISH has admitted in its filings with the Securities and Exchange Commission (“SEC”) that the Johnsen family, to the extent they act together, may be “deemed to be in control” of ISH. The Johnsen family’s control over ISH has allowed it to appoint purportedly independent directors to the Board who are in fact loyal to the Johnsen family.
          27. In addition to lacking independence, ISH’s Board has been generally inattentive, as evidenced by the fact that the full Board met only four times in 2007 and the fact that there were only six Board committee meetings during 2007.
B.	Projection Begins Acquiring Shares of ISH
          28. In April 2008, Projection began acquiring shares of ISH stock in the open market. By the middle of May, Projection owned approximately 4.9% of ISH’s outstanding shares.
          29. Before it began acquiring shares, Projection retained Jefferies & Company, Inc. (“Jefferies”) to serve as its financial adviser in connection with evaluating various strategic options for investing in ISH, including a potential combination with ISH.
          30. On or about June 10, 2008, Liberty’s CEO, Philip J. Shapiro, had a lunch meeting with ISH’s Chairman and CEO, Niels Johnsen, in mid-town Manhattan. During the meeting, Mr. Shapiro told Mr. Johnsen that Liberty was interested in pursuing a business combination with ISH. Mr. Johnsen replied that he would discuss the possibility internally within ISH and get back to Mr. Shapiro. Mr. Shapiro dropped Mr. Johnsen off at ISH’s downtown Manhattan office after the meeting.
C.	The Johnsens Treat ISH as Belonging to Them Rather than the Stockholders

          31. Niels Johnsen’s response to Liberty’s proposal highlights the extent to which the Johnsens regard ISH as belonging to the family rather than to ISH’s stockholders. On information and belief, Mr. Johnsen made no effort following the June meeting to consult or retain independent financial advisers to evaluate Liberty’s proposal. In addition, on information and belief, he did not present Liberty’s proposal to ISH’s full Board. Indeed, from Liberty’s perspective, nothing happened for nearly six weeks. Then, on or about July 31, 2008, Mr. Johnsen called Mr. Shapiro and told him that he had discussed the proposed transaction with certain members of the “Johnsen family,” and that the consensus view was that ISH should not engage in a transaction with Liberty at that time.
          32. During this same time frame, ISH also was actively engaged in a share repurchase program. ISH repurchased nearly 500,000 shares of common stock between May 1 and July 30, 2008 pursuant to the buyback program.
          33. On August 8, 2008, ISH filed with the SEC its quarterly report for the second fiscal quarter of 2008 on Form 10-Q. In that filing, ISH revealed that the Company had put in place change in control agreements (effective August 8, 2008), pursuant to which ISH’s top three executives (two of whom are members of the Johnsen family) will receive generous severance packages in the event of a change of control of ISH.
          34. In addition, ISH’s second quarter Form 10-Q revealed that the number of ISH shares outstanding had dropped from 7,675,142 on March 31, 2008 to 7,183,570 on July 30, 2008 as a result of ISH’s purchases of its own shares in the open market.
          35. As a result of ISH’s repurchase of its own shares, as revealed in ISH’s second quarter Form 10-Q, the percentage of outstanding ISH shares held by Projection increased from approximately 4.9% to approximately 5.2%.

          36. On August 18, 2008, Plaintiffs (and Mr. Shapiro) filed a report on Schedule 13D with the SEC in which they stated that Projection beneficially owned 373,300 shares of ISH stock, representing 5.2% of ISH’s outstanding shares. In their Schedule 13D, Plaintiffs expressed their belief that ISH represented an attractive investment opportunity. The Schedule 13D further stated that Plaintiffs intended to hold the shares and might contact ISH from time to time to discuss the possibility of some sort of transaction between Liberty and ISH. The Schedule 13D also described the June meeting between Mr. Shapiro and Defendant Niels Johnsen, during which Mr. Shapiro indicated that Liberty was interested in pursuing a transaction with ISH.
          37. On information and belief, ISH never intended to negotiate in good faith with Liberty or any other potential buyer, as confirmed by ISH’s President E.L. Johnsen’s comments in an August 20, 2008 article in the Mobile Press Register. In that article, Johnsen stated that ISH had “a lot of 5 percent shareholders” but nevertheless “saw no transaction that is going to occur.”
D.	Liberty Makes an Offer for ISH
          38. On September 2, 2008, Plaintiffs filed another report on Schedule 13D in which they disclosed that Projection beneficially owned 392,430 shares of ISH stock, representing 5.5% of the shares outstanding.
          39. That same day, Liberty issued a press release stating that Projection had sent a letter to the Board of ISH in which it had offered to acquire all of ISH’s outstanding common stock at a price of $25.75 per share in cash. Projection’s Offer represented a premium of 27% over ISH’s closing price of $20.25 on August 29, 2008 (the last trading day prior to the public announcement of the Offer) and was conditioned on the performance of confirmatory due diligence. The letter made clear that Projection was prepared to meet immediately with ISH and its advisers to perform due diligence and negotiate a merger agreement.
E.	ISH’s Board Forms a Purportedly Independent “Special” Committee
          40. On September 11, 2008, nine days after receiving Projection’s Offer, ISH issued a press release in which it announced that its Board had voted unanimously to form a Special Committee comprised of purportedly independent directors for the purpose of evaluating Projection’s proposal and making a recommendation to the full Board. The press release further stated that the Special Committee would appoint its own independent legal and financial advisers.
          41. Although ISH has not publicly disclosed the identity of the members of the Special Committee, on information and belief, the Special Committee members are Defendants Lupberger, Trowbridge, Robinson, McNamara and Lane.
          42. On information and belief, all of the members of the Special Committee were appointed to ISH’s Board by the Johnsen family and remain loyal to the interests of the Johnsen family. Moreover, certain members of the Special Committee have longstanding business and professional relationships with the Johnsen family. For example, Defendant Lane is not truly independent because he is the CEO of Canal Barge Company, which has done hundreds of thousands of dollars in business with ISH over the past couple of years, and is, on information and belief, represented by R. Christian Johnsen, the corporate secretary of ISH. Defendant Trowbridge served, at various intervals between 1985 and 1993, as President, Chief Operating Officer, CEO, and Chairman of the Board of Atlantic. Defendant N.W. Johnsen was a trustee and director of Atlantic until 1996, and Defendant N.M. Johnsen has been a trustee and director of Atlantic since 2002. Further, Defendant Lupberger was a director of First Commerce

Corporation between 1992 and 1997, and overlapped in his service with Defendant E.F. Johnsen, who had served as a director since 1993.
          43. On information and belief, ISH and the Johnsen family have an investment banking relationship with AMA Capital Partners (“AMA”).
          44. On information and belief, the Special Committee initially attempted to engage AMA as an “independent” financial adviser, despite AMA’s obvious lack of independence on account of its relationship as an investment banking adviser for ISH and the Johnsen family.
          45. At the end of September 2008, nearly three weeks after ISH announced that it was forming a Special Committee, an employee of AMA had an informal meeting with one of Liberty’s investment bankers, Hamish Norton of Jefferies, and implied that the Special Committee had only recently realized that it could not use AMA as its independent financial adviser.
          46. Two more weeks passed with no activity by the Special Committee. Finally, on October 14, 2008 — more than six weeks after receiving Projection’s Offer — ISH announced that the Special Committee had retained Lazard to act as its financial adviser and Thacher Proffitt & Wood LLP (“Thacher Proffitt”) to act as its legal adviser.
          47. Despite the Special Committee’s retention of financial and legal advisers, Defendants’ pattern of delay and obstruction has continued unabated. Although the Special Committee was established more than eight weeks ago, it has, on information and belief, yet to make a recommendation to ISH’s Board concerning Projection’s Offer. Indeed, the Special Committee has refused to engage in any serious discussions with Plaintiffs and has refused to share any additional information of any kind or nature whatsoever with Plaintiffs or allow any sort of due diligence.
          48. On October 27, 2008, Mr. Shapiro sent a letter to the members of the Special Committee reiterating Plaintiffs’ desire to pursue a possible business combination with ISH.
          49. Communications between the parties since the delivery of Mr. Shapiro’s October 27, 2008 letter have merely reinforced Plaintiffs’ concern that, on information and belief, Defendants are intentionally delaying negotiations between Liberty and ISH in the hope that such delay will allow the Johnsen family an opportunity to formulate a management buyout proposal and make it difficult or impossible for Liberty to consummate a transaction.
          50. For example, after receiving Mr. Shapiro’s letter on October 27, 2008, Lazard (acting on behalf of the Special Committee) called Jefferies to set up a preliminary meeting whose only purpose would be for the Special Committee’s advisers to gather additional information about Liberty’s Offer. The financial adviser to the Special Committee noted that one of the items to be discussed at such meeting would be “what would happen to the Johnsen family” if the parties entered into a merger agreement. Whether the Johnsen family would continue to play any role in a merged company of course should be of no concern to the Special Committee, whose only role is to represent the interests of disinterested stockholders in evaluating Projection’s all-cash Offer.
          51. In addition to their pattern of delay, Defendants affirmatively have taken steps designed to dissuade Liberty from continuing its efforts to acquire ISH.
          52. For example, in a meeting held the morning of October 30, 2008, the Special Committee’s legal adviser, Thacher Proffitt, suggested that Jefferies investment banker,

Hamish Norton, could be in possession of non-public ISH information by virtue of having attended a “pitch” meeting in November 2007 in which Jefferies proposed to provide certain investment banking services to ISH. In fact, Jefferies was not selected to provide investment banking services. Jefferies executed a confidentiality agreement with ISH in connection with the November 2007 pitch, and has fully complied at all times with the terms of that confidentiality agreement. Neither Mr. Norton, nor any of the other bankers involved in advising Plaintiffs in this matter, are in possession of any non-public ISH information. Moreover, Jefferies destroyed all information concerning the pitch other than what it was required by law to retain. Neither Jefferies nor Plaintiffs used any confidential ISH information in formulating the Offer. The confidentiality agreement is governed by New York law and calls for exclusive jurisdiction in the New York courts.
          53. During the meeting held on October 30, 2008, Thacher Proffitt also asked Mr. Norton whether he had participated in another pitch that occurred nearly four years ago. On information and belief, Thacher Proffitt was referring to a pitch Jefferies made for a potential high-yield debt transaction. In fact, Jefferies has no record of signing a confidentiality agreement in connection with the pitch, was not engaged for the transaction and did not play any role in the transaction. None of the persons advising Plaintiffs in this matter were involved in the pitch. Indeed, Mr. Norton was not even an employee of Jefferies at that time. In any event, as the Special Committee well knows, any ISH information that Jefferies could have obtained four years ago would have long since become stale.
          54. On information and belief, Thacher Proffitt raised the issue of potential conflicts involving Jefferies at the direction of the Director Defendants for the purpose of dissuading Plaintiffs from continuing their efforts to acquire ISH.

          55. On the afternoon of October 30, 2008, it became even more clear that the Special Committee lacks any real power and is operating under the direction and control of the Johnsen family. That afternoon, counsel to the committee, Thacher Proffitt, signed off on a form of a confidentiality agreement under which Projection was to provide information regarding its and Liberty’s financial condition to demonstrate the viability of its bid. On information and belief, instead of promptly signing the agreement, the chair of the Special Committee called the Johnsen family to ask for clearance to sign, and the confidentiality agreement eventually had to be modified in order to address comments from the Johnsen family. On information and belief, the Special Committee and the Johnsen family delayed signing the agreement until the morning of November 3, 2008. Clearly, the Special Committee has no power and cannot discharge its most basic functions, and thus cannot be trusted to negotiate on behalf of ISH’s public stockholders.
          56. Tellingly, during the last ten days, ISH’s Board, including those members that are members of the Special Committee, approved the reinstitution of a quarterly cash dividend program (which the Board had suspended back in June of 2001), a move no doubt intended to improve temporarily the price of ISH’s stock and thereby make it more difficult for Liberty to acquire ISH.
          57. Despite Defendants’ efforts to thwart Plaintiffs, since making the Offer on September 2, 2008, Plaintiffs have continued to build their position in ISH and currently hold approximately 9% of the outstanding shares. The Director Defendants’ conduct represents a breach of the Director Defendants’ fiduciary duties to ISH’s disinterested stockholders. The Director Defendants’ dilatory conduct is preventing ISH’s stockholders from receiving superior value for their shares under the proposed Offer by Projection. On information and belief, the

Director Defendants are engaging in this conduct for the improper primary purpose of ensuring that any potential transaction with Plaintiffs is thwarted and that entrenched management — specifically, the Johnsen family — remains in control of ISH, regardless of the financial impact to ISH’s disinterested stockholders.
IRREPARABLE HARM
          58. Plaintiffs reallege and reaffirm the allegations in the preceding paragraphs as if fully set forth herein.
          59. Plaintiffs have no adequate remedy at law. Only through the exercise of the Court’s equitable powers will Plaintiffs and ISH’s public stockholders be protected from irreparable injury. Absent equitable relief from the Court, ISH’s stockholders will be deprived of the opportunity to sell their shares to Plaintiffs at a substantial premium. Moreover, Plaintiffs will be precluded from consummating the Offer, which is conditioned on being able to conduct further due diligence. Should that occur, Plaintiffs will have lost the unique opportunity to acquire ISH.
COUNT I
(Breach of Fiduciary Duty; Failure to Negotiate)
          60. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 59 as if fully set forth herein.
          61. The Director Defendants owe fiduciary duties to ISH’s stockholders, including the duty to act with due care and the utmost good faith and loyalty.
          62. The Director Defendants’ failure to negotiate has no economic justification, serves no legitimate purpose, and is an unreasonable response to the Offer, which poses no threat to the interests of ISH’s stockholders. As such, the Director Defendants’ actions are in breach of their fiduciary duties to ISH’s stockholders.

          63. In light of the superior value Projection’s Offer represents to ISH’s stockholders, there is no legitimate reason for ISH to refuse to have substantive discussions with Liberty concerning Liberty’s proposal. The Director Defendants’ failure to discuss the details of Liberty’s proposal with Liberty and to negotiate with Liberty deprives ISH’s stockholders of the opportunity to sell their ISH shares at a substantial premium, and accordingly, to maximize the value of their shares.
          64. Moreover, the Director Defendants’ conduct threatens to prevent Plaintiffs from consummating the Offer, which is conditioned on being able to conduct further due diligence. Should that occur, Plaintiffs will have lost the unique opportunity to acquire ISH.
          65. Plaintiffs have no adequate remedy at law.
COUNT II
(Breach of Fiduciary Duty; Conflict of Interest)
          66. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 65 as if fully set forth herein.
          67. The Director Defendants owe fiduciary duties to ISH’s stockholders, including the duty to act with due care and the utmost good faith and loyalty.
          68. Pursuant to these duties, the Director Defendants must ensure that no conflict exists between the Director Defendants’ own interests and those of ISH’s stockholders, or, if such a conflict exists, to ensure that such a conflict is resolved in favor of ISH’s stockholders.
          69. In light of the superior value Projection’s Offer represents to ISH’s stockholders, there is no legitimate reason for ISH to refuse to have substantive discussions with Liberty concerning Liberty’s proposal. The Director Defendants’ failure to negotiate with

Liberty deprives ISH’s stockholders of the opportunity to sell their ISH shares at a substantial premium, and accordingly, to maximize the value of their shares.
          70. Moreover, the Director Defendants’ conduct threatens to prevent Plaintiffs from consummating the Offer, which is conditioned on being able to conduct further due diligence. Should that occur, Plaintiffs will have lost the unique opportunity to acquire ISH.
          71. The Director Defendants’ failure to negotiate is due to their personal interest in entrenching themselves and the Johnsen family as managers and directors of ISH and preserving their existing business dealings with ISH. This failure to negotiate is a breach of the Director Defendants’ fiduciary duties to ISH’s stockholders.
          72. Plaintiffs have no adequate remedy at law.
COUNT III
(Declaratory and Injunctive Relief; Anti-Takeover Measures)
          73. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 72 as if fully set forth herein.
          74. Defendants owe ISH’s stockholders the highest duties of care, loyalty and good faith.
          75. The Offer is non-coercive and non-discriminatory. It represents a substantial premium over the market price of ISH common stock on August 29, 2008, the last trading day prior to the public announcement of the Offer.
          76. Plaintiffs seek an order declaring that the adoption of any defensive measures by Defendants against the Offer, or of any measure that would prevent a future board of directors from exercising its fiduciary duties, would itself constitute a breach of the fiduciary duties owed to ISH’s stockholders.
          77. Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF
          WHEREFORE, Plaintiffs respectfully request that the Court:
          a) declare that Defendants have breached their fiduciary obligations to ISH’s stockholders by refusing to negotiate with Liberty;
          b) enjoin ISH, its employees, agents and all persons acting on its behalf or in concert with it from taking any action that has the effect of impeding Plaintiffs’ efforts to acquire control of ISH, in violation of their respective fiduciary duties to ISH’s stockholders;
          c) enjoin the Director Defendants from adopting any measures that have the effect of improperly impeding, thwarting, frustrating or interfering with the proposed transaction with Liberty in a manner inconsistent with their fiduciary duties;
          d) award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and
          e) grant Plaintiffs such other and further relief as this Court may deem just and proper.

/s/ Raymond J. DiCamillo
Raymond J. DiCamillo (#3188)
Charles A. McCauley, III (#4738) RICHARDS, LAYTON & FINGER, P.A. 920 North King Street Wilmington, Delaware 19899 (302) 651-7700 Attorneys for Plaintiffs

Of Counsel:
Adam H. Offenhartz
J. Ross Wallin
Oliver M. Olanoff
GIBSON, DUNN & CRUTCHER LLP
200 Park Avenue
New York, New York 10166-0193
Dated: November 7, 2008

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